SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Jeffrey A. Baumel Partner jeffrey.baumel@snrdenton.com D +1 973 912 7189 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

Victor H. Boyajian
Robert W. Cockren
Co-Resident Managing Partners

October 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: John Reynolds

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-33094

Dear Mr. Reynolds:

           By letter dated September 14, 2010 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”) and the 2010 proxy statement on Schedule 14A (the “2010 Proxy Statement”) of American CareSource Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

Item 15. Exhibits and Financial Statement Schedules

1.
We note that Exhibits 10.19 and 10.21 have omitted exhibits, schedules or attachments to the agreements.  Please confirm that you will file these exhibits in their entirety, subject to the confidential treatment request for Exhibit 10.19, with your next periodic report.

Response:

The Company advises that it will file the omitted exhibits, schedules and attachments to the agreements referenced in Exhibits 10.19 and 10.21 with its Form 10-Q for the three and nine months ended September 30, 2010.

Note 1. Summary of Significant Accounting Policies, page F-6

2.
We note that you capitalized $628,000 and $492,000 of software development costs during 2009 and 2008.  Please disclose your accounting policy with respect to the capitalization of software development costs.  In your response, describe what the nature of the capitalized costs and how they are eligible for capitalization in accordance with FASB ASC 350-40-25.

Response:

The following disclosure will be included in the Company’s Form 10-Q for the three and nine months ending September 30, 2010:

Securities and Exchange Commission
October 6, 2010

In accordance with FASB ASC 350-40-25, the Company capitalizes costs associated with internal-use software during the application development stage.  Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing.  Costs of significant upgrades and enhancements that result in additional functionality also are capitalized, whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.  Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software and payroll and payroll-related expenses for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for its intended purpose.  Capitalized costs are amortized using the straight-line method over the useful life of the software, which is typically five years.

During the years ended December 31, 2009 and 2008, the Company capitalized costs related to enhancements to its internal information technology claims management applications.  The applications were originally developed in 2005 and from time to time, the Company will enhance the functionality and reporting capabilities of the applications.  The enhancements are typically developed by the Company’s internal information technology group.  Periodically, third-party consultants will be utilized to perform the development.  For internal resources, the Company capitalizes salary and related benefits, while it capitalizes the cost of external consultants.

Note 9. Earnings per Share, page F-15

3.
We note that you excluded 151,000 RSUs from the calculation of diluted earnings per share as their impact would be anti-dilutive.  It appears that the RSUs do not have an exercise price.  Please explain to us how the RSUs are anti-dilutive.

Response:

The Company excluded restricted stock units (“RSUs”) from the calculation of diluted earnings per share as they were anti-dilutive.  As of December 31, 2009, the RSUs were non-vested shares as described in FASB ACS 718-10-20, which were evaluated under the treasury stock method.  Under the treasury stock method of calculating fully diluted earnings per share, which is prescribed by FASB ACS 260-10-45, the unrecognized compensation expense related to the non-vested shares makes the RSUs anti-dilutive.

Note 12. Significant Client Agreements, page F-18

4.
We note that you are amortizing the $1.0 million payment to a client over the term of the provider service agreement and that you will continue to pay a service fee.  Please tell us and disclose where the amortization and service fee are classified on your consolidated statement of income.  In addition, explain to us how you applied FASB ASC 605-50-45-1 in determining the classification of the amortization and service fee.

Response:

The Company classifies the service fee related to the provider service agreement under Administrative Fees on the consolidated income statement.  It classifes the amortization of the payment under Selling, General and Administrative expenses on the consolidated income statement.

The $1.0 million payment was made to one of the Company’s clients for additional services to be provided in connection with a four year contract extension.  In accordance with FASB ASC 605-50-45-1, the Company determined the extension of the agreement and the services received from the client were the identifiable benefits it received for the payment.  The Company will derive benefits from the agreement for the length of the extension; thus, it is amortizing the payment over an estimated useful life of four years.  Upon further consideration, the Company believes that amortization of the payment would be more appropriately classified as Administrative Fees and it will do so in future filings.

Securities and Exchange Commission
October 6, 2010

The service fee, which is paid to the Company’s client on a monthly basis, is for services rendered by the client under the provider service agreement.  In accordance with FASB ASC 605-50-45-1, the Company determined that those services are the identifiable benefit it receives for the service fee.

5.	Please disclose the amount of the service fee that you will continue to pay the client.

Response:

In accordance with the provider service agreement, the Company will continue to pay the service fees based on the rates defined in the provider service agreement.  Those rates are applied to the paid claims volume, or cash receipts, as defined in the provider service agreement; thus the actual amounts payable are dependent on future cash receipts.

The Company discloses the aggregate services fees on the consolidated income statement under Administrative Fees.

Definitive Proxy Statement on Schedule 14A

Severance Agreements with Former Officers, page 19

6.
We note the disclosure on page 19 that Mr. Fullmer resigned as VP of Client Development in August 2009.  We note that Mr. Fullmer was included in the summary compensation table as a named executive officer in 2008.  Please explain why Mr. Fullmer was not included in the year’s summary compensation table pursuant to Item 402(m)(2)(iii) of Regulation S-K.

Response:

Please be advised that information relating to Mr. Fullmer was not included in the Summary Compensation Table in the 2010 Proxy Statement because he was not one of the two most highly compensated executive officers (other than the principal executive officer) during 2009 nor, even if he had worked the entire year, would he have been one of the two most highly compensated executive officers (other than the principal executive officer) during the year.  During 2009, Steven Armond earned $403,685 and James Robinson earned $521,239.  During the seven months of 2009 that Mr. Fullmer was employed by the Company, he earned only $237,970 and, even on an annualized basis, Mr. Fullmer would have only earned $323,387 during the year, in which case, he was not and, on an annualized basis, would not have been, one of the two most highly compensated executive officers (other than the principal executive officer) of the Company.  Under Item 402 of Regulation S-K, the Company is required to include the principal executive officer and the two most highly compensated executive officers other than the principal executive officer who served at the end of 2009.  We acknowledge that the Company is also required to report compensation for up to two additional individuals who would have been among the two most highly compensated executive officers (other than the principal executive officer) based on the total compensation that they actually received but for the fact that such individuals were not serving as executive officers at the end of 2009.  Mr. Fullmer does not satisfy that criterion and accordingly was not included in the summary compensation table in the 2010 Proxy Statement.

Securities and Exchange Commission
October 6, 2010

2010 Management Bonus Program, page 17

7.
We note that you have corporate financial performance objectives used to determine the bonuses for management, Revenue and EBITDA.  The company, however, has not provided quantitative disclosure of these performance objectives.  In future filings, please disclose these performance objectives.  Please submit a response that provides draft language for future filings.  In addition, please explain why such bonus is not included in the summary compensation table and the directors’ table in the non-equity incentive plan compensation column.

Response:

The Company respectfully advises you that it has elected to follow the scaled disclosure requirements available to smaller reporting companies and, as such, does not include in its proxy statement a compensation discussion and analysis, which would contain a more detailed description of specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.  Nevertheless, the Company has provided an enhanced discussion of its compensation policies and programs.  However, the corporate financial performance objectives contained in the Company’s management bonus plan are based on Company revenue and EBITDA and are derived from confidential internal corporate forecasts that the Company does not disclose to the market. Disclosure of this information in the Company’s proxy statements and/or Forms 10-K/A could therefore result in investor confusion.  It could also provide the Company’s competitors with an unfair advantage by providing insight into the Company’s financial budgeting process, and possibly reveal strategic initiatives the Company might be contemplating.  Furthermore, the addition of this quantitative information would not appear to provide substantial additional insight to readers in evaluating the compensation decisions of the Board.  The Company therefore respectfully suggests that it would be appropriate to continue to omit quantitative disclosure of its revenue and EBITDA objectives from its future filings.

The Company furthermore advises you as follows:

Of the “named executive officers” disclosed in the 2010 Proxy Statement (the “Named Executive Officers”), only James Robinson and Matthew Thompson earned bonuses during 2009, both of which were disclosed in the “bonus” column of the Summary Compensation Table.  Mr. Thompson’s bonus was a discretionary cash bonus that was not based on the performance criteria established as part of the 2009 management bonus plan.  Its inclusion in the “bonus” rather than the “non-equity incentive plan compensation” column was therefore correct.

The management bonuses earned by the Named Executive Officers during 2008 contained a non-discretionary component based on the corporate performance targets and a discretionary component.  The aggregate amount of each Named Executive Officers’ bonus was included in the “bonus” column for that year. In accordance with Compliance and Disclosure Interpretation (Regulation S-K) No. 119.02, the Company will present the non-discretionary component in the non-equity incentive plan compensation column rather than the bonus column in its future filings, to the extent such officers remain “named executive officers.”

Please be advised that the independent directors of the Company do not participate in the Company’s management bonus program and were not awarded any bonuses.

Securities and Exchange Commission
October 6, 2010

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel
Partner

cc:	David Boone, Chief Executive Officer, American CareSource Holdings, Inc.
Matthew Thompson, Chief Financial Officer, American CareSource Holdings, Inc.
Doug Roozeboom, RSM McGladrey Inc.
Thomas Hanley, SNR Denton US LLP